Alston&Bird llp

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Mitra Surrell                        Direct Dial: 202-239-3685                       E-mail: mitra.surrell@alston.com

February 25, 2016

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 285 to the Trust’s Registration Statement on Form N-1A, filed on December 29, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to an additional comment provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on February 25, 2016, relating to Post-Effective Amendment No. 285 (“PEA 285”) to the Trust’s Registration Statement on Form N-1A filed on December 29, 2015 regarding the Balter Long/Short Equity Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. As reflected in PEA 285, the Fund will be changing its name to the Balter L/S Small Cap Equity Fund as of the effective date of PEA 285.

Comment #1

In Comment #6 in the letter dated February 24, 2016, the SEC staff asked that the Registrant please confirm and clarify that investments in medium sized companies will only be up to 20% of the Fund’s assets. You may want to consider moving this disclosure to the paragraph below where you discuss 20% of the Fund’s assets.

The staff now further asks that the Registrant clarify the disclosure in the revised paragraph to reflect that revised paragraph describes the entire 20% basket of the Fund’s assets.

U.S. Securities and Exchange Commission

February 25, 2016

Response #1

The Registrant has revised the disclosure in the fourth paragraph in both the Summary and Statutory Sections of the Prospectus as follows in response to your comment:

Summary:

With respect to the remaining 20% of the Fund’s assets not invested in small cap equity securities, the Fund may invest in the following instruments as described below. The Fund typically invests up to 20% of its net assets in the securities of medium-sized companies. The Fund currently considers medium-sized capitalization companies to be those companies that have market capitalizations between $5 billion and $10 billion at the time of purchase. Although the Fund is typically invested in equity securities, it may invest up to 20% of its net assets in fixed income securities, including sovereign debt, corporate bonds, exchange-traded notes (“ETNs”) and debt issued by the U.S. Government and its agencies. Such fixed income investments generally range in maturity from 2 to 10 years and may include up to 20% of the Fund’s net assets in high yield or “junk” bonds. High yield bonds are securities rated by a rating organization below its top four long-term rating categories or unrated securities determined by a Sub-Adviser to be of equivalent quality.

Statutory:

With respect to the remaining 20% of the Fund’s assets not invested in small cap equity securities, the Fund may invest in the following instruments as described below. The Fund typically invests up to 20% of its net assets in the securities of medium-sized companies. The Fund currently considers medium-sized capitalization companies to be those companies that have market capitalizations between $5 billion and $10 billion at the time of purchase. Although the Fund is typically invested in equity securities, it may invest up to 20% of its net assets in fixed income securities, including sovereign debt, corporate bonds, ETNs and debt issued by the U.S. Government and its agencies. Such fixed income investments generally range in maturity from 2 to 10 years and may include up to 20% of its net assets in high yield or “junk” bonds.

U.S. Securities and Exchange Commission

February 25, 2016

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell